TAHOE RESOURCES REMINDS LAKE SHORE GOLD CONVERTIBLE DEBENTURE
HOLDERS OF CONVERSION DEADLINE AND ANNOUNCES REDEMPTION PRICE

VANCOUVER, British Columbia – May 11, 2016 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO, NYSE: TAHO) reminds holders of the C$103,181,000 principal aggregate amount of 6.25% convertible unsecured debentures (the “Debentures”) of its wholly-owned subsidiary Lake Shore Gold Corp. (“Lake Shore Gold”) (TSX: LSG.DB) that any Debentures not converted before 5:00 pm (Toronto time) on May 13, 2016 will be redeemed on May 16, 2016.

Pursuant to Lake Shore Gold’s convertible debenture indenture dated September 7, 2012 and as supplemented effective April 1, 2016, the obligation to repay the Debentures through the redemption will be satisfied by issuing Tahoe common shares, with the number of shares issued to be determined by dividing the aggregate principal amount of Debentures to be redeemed by C$15.6465 (the “Redemption Price”). As per the terms of the Debentures, the Redemption Price represents 95% of the volume weighted average trading price of Tahoe common shares on the Toronto Stock Exchange for the 20 trading days ending and including May 9, 2016. Based on the Redemption Price, 63 Tahoe common shares will be issued for each $1,000 of principal amount of the Debentures.

Debenture holders maintain the right to convert the Debentures at any time prior to 5:00 pm  (Toronto time) on May 13, 2016 (the “Conversion Expiry Time”) at a price of C$9.5433 per Tahoe common share. By exercising their right to convert the Debentures prior to the Conversion Expiry Time, Debenture holders will receive 104 Tahoe common shares for each C$1,000 principal amount of the Debentures.

For additional details on the terms and conditions of the redemption of the Debentures, debenture holders should refer to the notice of redemption which has been mailed to them and which is available under Lake Shore Gold’s SEDAR profile at www.sedar.com.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298